UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Viela Bio, Inc.

(Name of Subject Company (Issuer))

Teiripic Merger Sub, Inc.

A direct wholly owned subsidiary of

Horizon Therapeutics USA, Inc.

An indirect wholly owned subsidiary of

Horizon Therapeutics Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Therapeutics plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Borden

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,052,416,441.80	$333,018.63

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 54,904,033 outstanding shares of common stock of Viela Bio, Inc. (“Viela”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $53.00 per Share and (ii) 4,216,056 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $53.00 per Share, multiplied by $33.80, which is the offer price of $53.00 per Share minus the weighted average exercise price for such options of $19.20 per Share. The calculation of the filing fee is based on information provided by Viela as of February 7, 2021.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by .0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $333,018.63	Filing Party: Horizon Therapeutics plc, Horizon Therapeutics USA, Inc. and Teiripic Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021 by (i) Teiripic Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent”), (ii) Parent and (iii) Ultimate Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $53.00 per Share net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and Offer to Purchase

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

•	Replacing the paragraph in the subsection titled “Consulting Agreement” in the section captioned Section 11 – “The Transaction Documents” to read as follows:

“The following summary description of the Consulting Agreement (as defined below) is qualified in its entirety by reference to such Consulting Agreement, which has been filed as Exhibit (d)(5) to the Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” above.

Following the execution of the Merger Agreement, Parent offered Dr. Yao a consulting agreement, the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the consulting agreement provides for a 12 month term commencing on the Effective Time and continuing through the first anniversary of the Effective Time, subject to earlier termination for convenience or breach. Dr. Yao and Parent entered into the consulting agreement on February 27, 2021 conditioned and effective upon the consummation of the Merger (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Dr. Yao will support Parent’s research and development programs and the integration of Viela into Parent. In exchange, Parent will pay Dr. Yao a monthly consulting fee of $50,000 and will reimburse him for travel expenses he incurs in connection with providing his services. Dr. Yao is expected to terminate employment due to his resignation for “Good Reason” at the Effective Time, and will be entitled to certain payments as described in the Schedule 14D-9 to be filed with the SEC by Viela.”

•	Replacing the first paragraph in the subsection titled “Litigation” in the section captioned Section 16 – “Certain Legal Matters; Regulatory Approvals” to read as follows:

“Between February 18 and March 2, 2021, six purported stockholders of Viela filed separate lawsuits against Viela and its directors in federal district court, captioned Sciannella v. Viela Bio Inc., et al., Case No. 1:21-cv-01481 (S.D.N.Y.) (the “Sciannella Complaint”), Carlisle v. Viela Bio Inc., et al., Case No. 1:21-cv-01536 (S.D.N.Y.) (the “Carlisle Complaint”), Baker v. Viela Bio, Inc., et al., Case No. 1:21-cv-01614 (S.D.N.Y.) (the “Baker Complaint”), Kubicek v. Viela Bio, Inc., et al., Case No. 1:21-cv-00280-UNA (D. Del.) (the “Kubicek Complaint”), Ciccotelli v. Viela Bio, Inc., et al., Case No. 2:21-cv-00906 (E.D. Pa.) (the “Ciccotelli Complaint”) and Jones v. Viela Bio, Inc., et al., Case No. 1:21-cv-01787 (S.D.N.Y.) (the “Jones Complaint”), respectively. The Baker Complaint and Ciccotelli Complaint also name Ultimate Parent, Parent, and Purchaser as defendants. Each complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Carlisle Complaint, the Baker Complaint, the Kubicek Complaint, the Ciccotelli Complaint and the Jones Complaint also allege violations of Section 20(a) of the Exchange Act. All lawsuits allege that the Schedule 14D-9 is materially incomplete and misleading and seek to enjoin the tender offer until the purported deficiencies in the Schedule 14D-9 are corrected, or alternatively, monetary damages if the tender offer is consummated. Ultimate Parent, Parent and Purchaser believe the claims asserted in the complaints are without merit.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by:

•	Deleting exhibit (b)(i) and exhibit (b)(ii) in their entirety and replacing them with the following:

(b)(i)	Commitment Letter, dated January 31, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets, Inc.

(b)(ii)	Amended and Restated Commitment Letter, dated February 11, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets, Inc. and JPMorgan Chase Bank, N.A.

•	Adding the following exhibit:

(d)(5)	Consulting Agreement by and between Parent and Zhengbin Yao, dated as of February 27, 2021.

•	Deleting the following footnote in its entirety:

#

Certain portions of this exhibit (indicated by “[***]”) have been omitted as the registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the registrant if publicly disclosed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2021

Teiripic Merger Sub, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President

Horizon Therapeutics USA, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

Horizon Therapeutics plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)**	Offer to Purchase, dated as of February 12, 2021

(a)(1)(ii)**	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)**	Form of Notice of Guaranteed Delivery

(a)(1)(iv)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)**	Summary Advertisement, as published in The New York Times on February 12, 2021

(a)(5)(A)**	Joint Press Release issued by Ultimate Parent and Viela, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(B)**	Investor Presentation, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(C)**	Email to Viela employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(D)**	Email to Horizon employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(E)**	Horizon FAQs, dated February 4, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 4, 2021)

(b)(i)*	Commitment Letter, dated January 31, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets, Inc.

(b)(ii)*	Amended and Restated Commitment Letter, dated February 11, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets, Inc. and JPMorgan Chase Bank, N.A.

(c)	Not applicable

(d)(1)**	Agreement and Plan of Merger, dated as of January 31, 2021, by and among Parent, Purchaser, Viela and solely for purposes of Sections 6.7 and 9.12, Ultimate Parent (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(2)**	Form of Tender and Support Agreement (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(3)**	Mutual Nondisclosure Agreement, dated as of July 15, 2020, by and between Ultimate Parent and Viela

(d)(4)**	Letter Agreement, dated as of November 20, 2020, by and between Ultimate Parent and Viela

(d)(5)*	Consulting Agreement by and between Parent and Zhengbin Yao, dated as of February 27, 2021.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
**	Previously filed.